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                               January 7, 2022

       Danilo Vukadinovic
       President, Chief Executive Officer, and Director
       Welsis Corp.
       Bulevar Mihajla Pupina 115
       Belgrade, Serbia 11070

                                                        Re: Welsis Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed December 13,
2021
                                                            File No. 333-261614

       Dear Mr. Vukadinovic:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed December 13, 2021

       Cover Page

   1. Please include the page number where the Risk Factors section appears in the prospectus.
                                                        Refer to Item 501(b)(5)
of Regulation S-K.
       Prospectus Summary
       General Information about our Company, page 4

   2. Please revise this section to disclose in greater detail the current stage of your business.
                                                        Your disclosure should
clearly state your current status, the steps you have taken toward your planned
operations, your intended consumers, your anticipated timeline, and the steps that remain.
 Danilo Vukadinovic
Welsis Corp.
January 7, 2022
Page 2
3. Please disclose here the purchase price for the website and mobile application.
4. Please revise this section to more specifically describe the "psychological support" and
         "mental health care" you plan to provide and whether there are any "psychological support" and "mental health care" conditions or indications, including major mental disorders, for which your providers will not offer treatment.
5. Please describe here, and in your Business section, how you intend to recruit Psychologist, whether they will be working for you full time or part time, and how many, if any, are currently employed. Please also include in this discussion how you intend to compensate these Psychologists.
6. We note statements in this section regarding the performance of your business. For example, but not limited to, we note statements that: your website and app enables consumers to find the best psychologists for their needs; telepsychology is essentially just as effective as face-to-face therapy, but the retention rates are higher; and your applications will offer affordable prices and efficient pricing tools. Please revise all claims so that the basis for each statement is clear.
7. Please state when you intend for your website and mobile application to be functional.
Risk Factors
Our Director will continue to Exercise Significant Control over our Operations..., page 10

8. Please disclose that your sole officer and director currently owns 100% of the outstanding common stock. Also, disclose that even if you are able to complete the entire offering of
         4,000,000 shares of common stock, your sole office and director will still own 33.3% of your issued stock at the completion of the offering.
Use of Proceeds, page 13

9. To the extent that the proceeds allocated to "website and mobile application completion"
         or "general working capital" will be used to service the Note issued to purchase the website and mobile application, please specify the interest rates and maturity of the debt.
         Refer to Instruction 4 to Item 504 of Regulation S-K.
10. If any material amounts of other funds are necessary to accomplish the specified purposes for which the proceeds are to be obtained, please state the amounts of such other funds needed for each specified purpose and the sources thereof.
FirstName LastNameDanilo Vukadinovic
Description of Securities to be Registered, page 17
Comapany NameWelsis Corp.
JanuaryPlease
11.            reconcile
         7, 2022 Page 2 your authorized capital stock disclosure with Exhibit
3.1.
FirstName LastName
 Danilo Vukadinovic
FirstName  LastNameDanilo Vukadinovic
Welsis Corp.
Comapany
January    NameWelsis Corp.
        7, 2022
January
Page 3 7, 2022 Page 3
FirstName LastName
Description of our Business, page 19

12. Please disclose the material terms of your Mobile Application and Website Purchase
         Agreement, Mobile Application Development Agreement, and Promissory
Note
         with SMARTICS LLC.
13. Please revise to clarify whether your providers will prescribe medications and, if so, are there any limitations on the medications that your providers can prescribe. To the extent that your providers are unable to prescribe medications that other providers can prescribe, please discuss whether this causes any limitations in your ability to serve your intended customers.
Government and Industry Regulation, page 29

14. Please include a detailed discussion regarding the effect of existing or probable governmental regulations on the business. Discussions should include, but are not limited to, regulation related to telehealth and telepsychology provider licensing, medical practice, psychology, certification and related laws and guidelines, corporate practice of medicine laws, fee splitting, cyber security, patient confidentiality, insurance regulation (if any), and any other relevant regulations you believe are applicable to your line of business.
         Discussions should include regulations in the USA, Serbia, and the other European countries you plan to operate.
Management's Discussion and Analysis of Financial Condition or Plan of
Operations
Results of Operations, page 33

15. You state that you have incurred operating expenses of $1,733 for company setup and professional fees since inception to September 30, 2021. Your general and administrative expenses for the period ended September 30, 2021 was $56,899. Please discuss the component(s) of your general and administrative expense. If this expense includes the
         $55,000 for development of your    Psychologist-24    application,
please explain your
         accounting.
Exhibits

16. Your legal opinion does not express an opinion on the law of any state other than Nevada despite your status as a Wyoming corporation. Please submit a revised legal opinion to address this issue. For guidance, refer to Section II.B.3.b. of Staff Legal
         Bulletin No. 19.
General

17. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
 Danilo Vukadinovic
Welsis Corp.
January 7, 2022
Page 4

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Sasha Parikh at 202-551-3627 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact
Gary Guttenberg at 202-551-6477 or Jeffrey Gabor at 202-551-2544 with any other questions.



FirstName LastNameDanilo Vukadinovic                       Sincerely,
Comapany NameWelsis Corp.
                                                           Division of
Corporation Finance
January 7, 2022 Page 4                                     Office of Life
Sciences
FirstName LastName